Exhibit 99.7

NICE and Symphony Partner to Drive Digital Transformation Through Rapid
Adoption of Intelligent Attended Automation

Partnership combines NICE's innovative attended automation and AI capabilities with Symphony's proven methodologies for rapid integration, enabling organizations to optimize the value of RPA

Hoboken, N.J., November 16, 2020 – NICE (Nasdaq: NICE) today announced that it has partnered with Symphony, a Sykes company, to expand deployment of robotic process automation, and in particular attended automation, globally. The collaboration allows organizations worldwide to benefit from NICE's industry-first employee virtual attendant, NEVA, together with Symphony's holistic methodologies for RPA and intelligent automation design, implementation and adoption. This partnership ensures optimal use of automation in augmenting and complementing the human workforce and drives an all-encompassing approach to intelligent automation that ultimately boosts customer experiences.

The partnership brings together the complementary capabilities of NICE and Symphony, both native to the contact center and its IT environment. NICE brings its innovative contact center solutions portfolio, including NEVA, as well as the impressive scale of its automation footprint in the contact center, spanning tens of thousands of desktops. This goes hand in hand with Symphony’s proven methodologies and vast experience in helping leading enterprises integrate automation into their organization in a way that optimizes value throughout the entire customer lifecycle, from marketing to sales to care. The partnership enables organizations to benefit from NICE's innovative RPA capabilities, including NEVA, that boost employee engagement and performance with Symphony's proven, holistic best practices for adoption and risk management.

Barry Cooper, President, NICE Enterprise Group, said, "This partnership between NICE and Symphony enables organizations to optimally scale their intelligent automations and expand value for customers and employees.  We're pleased to partner with Symphony to help organizations discover and then maximize the benefits of smart attended automation for their businesses."

Richard Mitchell, Chief Technology Officer of Symphony, a SYKES company, said, “We’re proud to collaborate with NICE to bring intelligent automation solutions that enrich employee experiences and create better customer interactions. Together, we look forward to increasing the number of scaled attended automation deployments at enterprises around the world that will help drive operating efficiencies across the front, middle and back offices resulting in significant enterprise-wide value.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Symphony, a SYKES company
Symphony, a SYKES company, is a professional services firm passionate about creating value for the world’s leading organizations by designing, delivering and managing digital business processes. As thought leaders, we have defined a proven methodology for strategic, at-scale deployment of Intelligent Automation (IA) solutions that drives results through digitized operations. Symphony has been named an RPA Service leader by HfS Research for four consecutive years – including being ranked #1 in Delivery of Value for 2018. For more information, visit http://www.symphonyhq.com and follow the company on LinkedIn or Twitter.

Corporate Media Contact
Christopher Irwin-Dudek, 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.